YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ADS-TEC ENERGY PLC

Annual Meeting of Shareholders

September 19, 2023
Tuesday
9:00 a.m. local time

This Proxy is Solicited On Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

Please mark your votes like this X

PROXY

THE BOARD OF DIRECTORS OF ADS-TEC ENERGY PLC RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

1. **Proposal 1 – To consider the Company's statutory financial statements** — This is a proposal to receive and consider the Company's statutory financial statements for the year ended 31 December 2022. FOR ☐ AGAINST ☐ ABSTAIN ☐

2. **Proposal 2 – To acknowledge the re-appointment of the statutory auditors** — This item is on the agenda to allow the shareholders to acknowledge the re-appointment of the statutory auditors BDO AG Wirtschaftsprüfungsgesellschaft. This item is being put forward as a non-binding advisory proposal because, under the Companies Act 2014, the re-appointment of the auditors is automatic unless they resign or a proposal is put forward to remove them. FOR ☐ AGAINST ☐ ABSTAIN ☐

3. **Proposal 3 – To authorise the Directors to fix the remuneration of the statutory auditors** — This is a proposal authorising the Board to fix the remuneration of the statutory auditors in line with agreed terms of engagement as approved by the Audit Committee. FOR ☐ AGAINST ☐ ABSTAIN ☐

4 **Proposal 4 – To re-elect Salina Love as a director of the Company** — In accordance with the provisions of Article 158.1 of the Company's Articles of Association, Salina Love is required to retire by rotation at the AGM and, being eligible, is offering herself for re-election as a director of the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐

CONTROL NUMBER

Signature________________ **Signature, if held jointly**________________ **Date**________ **2023.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

ADS-TEC ENERGY PLC

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

I/We hereby appoint the Chairman of the AGM, with full power of substitution and revocation, to vote on behalf of the undersigned all shares of common stock of Ads-Tec Energy PLC, which the undersigned is entitled to vote at the annual meeting of shareholders to be held on Tuesday, September 19, 2023 or any adjournments thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

(Continued and to be marked, dated and signed on reverse side)